FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

Voya Financial Partners, LLC
Year ended December 31, 2025
with Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46451

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Voya Financial Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__One Orange Way__
(No. and Street)

__Windsor__	__CT__	__06095__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Frederick Bohn__	__860-580-1807__	__frederick.bohn@voya.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young__
(Name – if individual, state last, first, and middle name)

__20 Church Street__	__Hartford__	__CT__	__06103__
(Address)	(City)	(State)	(Zip Code)

__October 20, 2003__		__42__
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Bohn _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Voya Financial Partners, LLC. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Frederick H Bohn*

Title:
Financial Operations Principal

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Voya Financial Partners, LLC
Financial Statements and Supplemental Information
Year ended December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Voya Financial Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Voya Financial Partners, LLC (the Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included



determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2001.

Hartford, CT
February 27, 2026

Voya Financial Partners, LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	47,307,096
Receivables from affiliates		43,624,250
Prepaid expenses		258,736
Other receivables, net of allowance of $149,666		528,282
Total assets		91,718,364
Liabilities and member's equity		
Liabilities:		
Payables to affiliates		5,706,627
Accrued expenses and other liabilities		2,107,308
Commissions payable		25,608,007
Total liabilities		33,421,942
Contingencies (Note 6)		
Member's equity		58,296,422
Total liabilities and member's equity	$	91,718,364

Voya Financial Partners, LLC
Statement of Income
Year ended December 31, 2025

Revenues:		
Commissions	$	281,620,467
Revenues from sales of investment company shares		96,544,123
Fee income		82,690,139
Interest income		1,924,082
Total revenues		462,778,811
Expenses:		
Commissions		302,140,372
Salaries and employee benefits		3,013,972
Operating expenses		79,644,913
Licenses and fees		856,849
Total expenses		385,656,106
Net income	$	77,122,705


Voya Financial Partners, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2025


	Total Member's Equity
Balance at January 1, 2025	$ 59,173,717
Net income	77,122,705
Dividend paid to Member	(78,000,000)
Balance at December 31, 2025	$ 58,296,422

Voya Financial Partners, LLC
Statement of Cash Flows
Year ended December 31, 2025

Cash flows from operating activities

Net income	$	77,122,705
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts receivable from/payable to affiliates		694,684
Increase in prepaid expenses		(13,624)
Increase in other receivables		(498,829)
Increase in accrued expenses and other liabilities		58,745
Increase in commissions payable		2,164,062
Net cash provided by operating activities		79,527,743
Cash flows from financing activities		
Dividend paid to Member		(78,000,000)
Net cash used in financing activities		(78,000,000)
Net increase in cash		1,527,743
Cash at the beginning of the year		45,779,353
Cash at end of the year	$	47,307,096

1. Nature of Business and Ownership

Voya Financial Partners, LLC (the "Company") is a single member limited liability company of which Voya Retirement Insurance and Annuity Company ("VRIAC" or "Parent" or "Member") is the sole member. VRIAC is a wholly-owned subsidiary of Voya Holdings Inc. and ultimately of Voya Financial, Inc.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer. The Company acts as the wholesale distributor and/or underwriter of mutual fund based products and variable annuity products. The Company was registered as an investment advisor pursuant to the Investment Advisers Act of 1940 through July 27, 2023.

The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company provides its principal products and services through one operating segment. The Managing Director of the Company is the chief operating decision maker ("CODM"). The CODM assesses performance and makes resource allocation decisions, including payment of dividends to its Parent, based upon net income (loss) in tandem with net capital levels. The measure of segment assets is reported in the Statement of Financial Condition as Total assets. Significant expenses regularly provided to the CODM are consistent with those presented in the Statement of Income.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Other Receivables

Other receivables are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Revenue and Expense Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties.

Commissions and Revenue from the Sales of Investment Company Shares
Commissions and revenue from the sale of investment company shares represent revenue earned by the Company in its role as wholesale distributor of mutual fund based products. For these products, the Company provides distribution services at a point in time and shareholder services over time. The Company enters into agreements with managed accounts or other investment vehicles (funds) to distribute shares through variable annuity products. Revenue arrangements are based on a percentage applied to assets under management. Such revenue is recognized when the Company has satisfied a performance obligation. Contract terms are less than one year, and consideration is variable.

For distribution services at a point in time, the performance obligation is satisfied on the trade date when the pricing is agreed upon and the risks and rewards of ownership of the products have been transferred to the customer. Revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts. For distribution services over time and shareholder services, the performance obligation is satisfied over time because the customer is receiving the benefits as they are provided by the Company.

Fee Income
The Company receives fee revenue as the wholesale distributor and/or underwriter for VRIAC's products of $82,080,458 for the year ended December 31, 2025. Fee Income is recognized when the Company has satisfied a performance obligation. Contract terms are less than one year, and consideration is variable. For these services, the performance obligation is satisfied over time as VRIAC is receiving the benefits as they are provided by the Company.

Revenue is disaggregated by type of service in the following table:

Service Line	Year Ended December 31, 2025		
	Affiliates	Non Affiliates	Total
Commissions	$ 280,748,714	$ 871,753	$ 281,620,467
Revenues from sales of investment company shares	49,999,332	46,544,791	96,544,123
Fee Income	82,090,458	599,681	82,690,139
Total revenue from contracts with customers	$ 412,838,504	$ 48,016,225	$ 460,854,729

Commissions receivables of $30,956,081 and Revenue from sales of investment company shares receivables of $7,522,470 are included in Receivables from affiliates on the Statement of Financial Condition as of December 31, 2025.

Commission expenses, which reflect compensation to agents/brokers for products sold, salaries and employee benefits, operating expenses and licenses and fees, are recorded when incurred.

Interest Income

Interest income on cash is recorded when earned.

Future Adoption of Accounting Pronouncements

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires the following disclosures:

- Disclose the amounts of (a) employee compensation; (b) depreciation; and (c) intangible asset amortization included in each relevant expense caption.

- Include certain amounts that are already required to be disclosed under current U.S. GAAP in the same disclosure as the other disaggregation requirements.
- Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.
- Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The amendments are effective for annual periods beginning after December 15, 2026 and should be applied either prospectively or retrospectively. The Company is currently in the process of determining the disclosures that may be required by the adoption of the provisions of ASU 2024-03.

Subsequent Events

Events occurring subsequent to the date of the Financial Statements were evaluated through February 27, 2026, the date the Financials Statements were available to be issued.

3. **Income Taxes**

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2025. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at VRIAC due to the Company's status as a disregarded entity for tax purposes.

Unrecognized Tax Benefits

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no unrecognized tax benefits that would have a material impact on the financial statements of the Company.

Tax Regulatory Matters

For the tax years 2023 through 2025, Voya Financial, Inc. participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. For the 2023 tax year, Voya Financial, Inc. was in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS did not conduct any review or provide any letters of assurance for that tax year. For the 2024 and 2025 tax years, Voya Financial, Inc. is in the Compliance Maintenance Bridge Plus ("Bridge Plus") phase of CAP.

In the Bridge Plus phase, the IRS will review the tax return and issue either a full or partial acceptance letter upon completion of review.

Voya Financial, Inc. received a partial acceptance letter for the 2024 tax year and does not anticipate any material adjustments to its tax return as filed.

4. Related Party Transactions

The Company acts as distributor and underwriter of products issued by certain affiliates of the Company. For the year ended December 31, 2025, the Company earned revenue of $280,748,714, $49,999,332 and $82,090,458 included in Commissions, Revenues from sales of investment company shares and Fee income, respectively, on the Statement of Income through its related party arrangements. As of December 31, 2025, commission payable of $5,706,356 is included in payable to affiliates on the Statement of Financial Condition to Voya Financial Advisors, Inc., the selling broker dealer of these products and an affiliate of the Company.

Operating expenses of the Company are incurred pursuant to agreements with affiliates. During the year ended December 31, 2025, the Company reported expenses of $3,013,972, $79,644,913, and $856,849 which is included in Salaries and employee benefits, Operating expenses and Licenses and fees, respectively, on the Statement of Income.

Receivables and payables with VRIAC and its affiliates are settled at least quarterly in cash.

Revenues and expenses recorded as a result of transactions, agreements and arrangements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

For the year ended December 31, 2025, the Company paid dividends of $78,000,000 to VRIAC. The dividends were made pursuant to the Board of Directors' approval and with prior written notice to FINRA in accordance with Rule 15c3-1.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (both 401(k)), pension and deferred compensation) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2025 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement. Employee benefit plan expenses incurred by the Company included in the Statement of Income as Salaries and employee benefits expenses were $157,470 for the year ended December 31, 2025.

6. Contingencies

The Company is, from time to time, party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not

limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2025, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a

damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

As of December 31, 2025, the Company had net capital of $13,885,154 which was $11,657,023 in excess of its required net capital of $2,228,131. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 2.4.

Supplemental Information

Voya Financial Partners, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2025 — Schedule I

Net Capital				
Total Member's equity			$	58,296,422
Non-allowable assets and deductions and charges:				
Non-allowable assets:				
Receivables from affiliates	$	43,624,250		
Prepaid expenses		258,736		
Other receivables, net of allowance of $149,666		528,282		
Total non-allowable assets and deductions and charges			$	44,411,268
Net capital			$	13,885,154
Aggregate indebtedness			$	33,421,942
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or 100,000)			$	2,228,131
Excess net capital			$	11,657,023
Ratio of aggregate indebtedness to net capital				2.4

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2025 filed on January 27, 2026.

Voya Financial Partners, LLC
Statement Pursuant to SEC Rule 17a-5(d)(2)(ii)
Computation for Determination of Reserve Requirements
December 31, 2025   **Schedule II**

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Voya Financial Partners, LLC
Statement Pursuant to SEC Rule 17a-5(d)(2)(ii)
Information Relating to Possession or Control Requirements
December 31, 2025 **Schedule III**

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

15



EY

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Voya Financial Partners, LLC

We have reviewed management's statements, included in the accompanying Voya Financial Partners, LLC's Exemption Report, in which Voya Financial Partners, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Hartford, CT
February 27, 2026

Voya Financial Partners, LLC's Exemption Report

Voya Financial Partners LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

I, Frederick Bohn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: __/s/ Frederick Bohn_____

Frederick Bohn
Chief Financial Officer, Voya Financial Partners, LLC

February 27, 2026